Form RW
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, Nevada, 89119

August 18, 2010

Via EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Michael F. Johnson

Re:	Application for Withdrawal of Registration Statement on Form 10-12G
File No. 000-53922

Dear Mr. Johnson

Ideal Financial Solutions, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G, File No. 000-53922 (the “Form 10”).  The Company understands that the Staff at the Securities and Exchange Commission is continuing its review of the amendment to the Form 10 recently filed by the Company and that such review will not be complete prior to the automatic effectiveness date of the Form 10.   The Company is withdrawing the Form 10, with the expectation of promptly filing a new Form 10, in order to facilitate the Staff review process and in order to permit the Company to make changes that it may deem to be appropriate as a result of such review or otherwise. Unless and until a new Form 10 is filed and becomes effective, shareholders and investors should not rely on any the financial or other information in the Form 10 subject to this withdrawal request.

Should you have any questions or comments, please contact the undersigned at (801) 706-7874 or Bryan Allen at (801) 257-7963 (telephone) or 801-532-7750 (telecopy).

Very truly yours,

Ideal Financial Solutions, Inc.

/s/ Ben Larsen

Ben Larsen
Chief Financial Officer